EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended March 31, 2012, The Teberg Fund decreased undistributed net investment income by $642 and decreased accumulated net realized loss by $642.

The reclassifications have no effect on net assets or net asset value per share.